Exhibit 99.8

Transcript of Philips Investor Presentation

Royal Philips

Conference Call

Wednesday, 28th June 2017

Royal Philips Conference Call	Wednesday, 28th June 2017

Conference Call

Pim Preesman

Head of Investor Relations, Royal Philips

Frans van Houten

Chief Executive Officer, Royal Philips

Abhijit Bhattacharya

Chief Financial Officer, Royal Philips

Bert van Meurs

Business Group Leader Image Guided Therapy, Royal Philips

Opening remarks

Pim Pressman: Thank you and good morning, ladies and gentlemen. Welcome to today’s conference call to update you on our agreement to acquire the Spectranetics Corporation and the next steps in our capital allocation strategy. We appreciate you could join our call on such short notice. I am here with our CEO, Frans van Houten, and our CFO, Abhijit Bhattacharya. We also have Bert van Meurs, Business Leader for Image-Guided Therapy, dialling in from the US. The two relevant press releases and the related information slide deck were published at 07.00 a.m. this morning. Both documents are available for download from our Investor Relations website. A full transcript of this conference call will be made available by tomorrow morning on our Investor Relations website, the latest. Frans will take you through the information slide deck, and after that, we will take your questions. Before we start, I would like to draw your attention to the forward-looking statements and additional legal information at the beginning of this presentation on slide 2.

With that, I would like to hand over to Frans.

Frans van Houten: Good morning to all of you. I appreciate you being available for this call at such short notice. During this conference call, I will share some insights on our agreement to acquire Spectranetics Corporation, a global leader in vascular intervention and lead management solutions. I will also highlight the further steps in our capital allocation strategy.

Transaction overview

On slide 3 of the presentation on our website, you will find the summary of the transaction highlights. Following agreement, Philips will commence a tender offer to acquire all of the issued and outstanding shares of Spectranetics for US$38.5 per share, to be paid in cash upon completion. This represents a 27% premium to Spectranetics’ closing price on 27th June 2017. The implied enterprise value is approximately €1.9 billion, inclusive of Spectranetics’ cash and debt.

The Board of Directors of Spectranetics have approved the transaction and recommend the offer to its shareholders. The transaction will be funded through a combination of cash on hand and the issuance of debt. Spectranetics has a impressive product portfolio of catheters for the treatment of coronary artery disease and peripheral vascular diseases. This involves, for example, the opening of obstructed blood vessels around the heart and in the legs with devices such as laser atherectomy catheters and drug-coated balloons.

Royal Philips Conference Call	Wednesday, 28th June 2017

In addition, they are the market leader in the minimally invasive removal of implanted pacemakers and internal defibrillator leads. The acquisition will accelerate the top-line growth of Philips as we expect sustained high sales growth through new product introductions across a highly synergistic therapy device portfolio. Further, by leveraging the Philips-wide channel reach, we will drive the geographical expansion of Spectranetics products and commercialisation opportunities in new, adjacent segments.

The combination is expected to be accretive to both adjusted EBITA and adjusted EPS by 2018. Spectranetics will benefit immediately from Philips’ platform enabling cost and working capital synergies. With the acquisition of Spectranetics, we are building on our successful track record of integrating acquisitions, and rapidly improving growth and profitability.

Volcano, if you recall, had a stagnant top line at the time of the acquisition in 2015. It reached double-digit growth rate in 2016 and we have reduced over $40 million in cost to drive the business to profitability. The transaction is expected to close in the third quarter of 2017, subject to customary closing conditions including certain regulatory clearances.

Spectranetics: an innovative leader

If I now move to slide 4, upon completion of the transaction, Spectranetics and its more than 900 employees will become part of the Image-Guided Therapy Business Group within Philips. Vascular intervention is the biggest business unit with 67% of sales and contains segment- leading products in peripheral and coronary interventions. Here, physician call points consist mainly of the interventional cardiologists, vascular surgeons and interventional radiologists.

Further, Spectranetics is a global leader in Lead Management. There, the physician call points consist mainly of the electrophysiologist and cardiac surgeons. Hence, sales are primarily to hospitals consisting of 94% of recurring revenues. As you can see on the right bottom of the slide, 83% of sales in 2016 were generated in the United States. With Philips’ presence in over 100 countries in the world, this provides for an excellent large potential for expansion outside of the United States.

Spectranetics provides a strong platform for growth

The next slide 5. Spectranetics showed strong double-digit revenue growth during the last five years and the projected 2017 sales are approximately $300 million. The acquisition provides a strong platform for growth in attractive peripheral, coronary and electrophysiology markets.

Spectranetics device portfolio includes a range of laser atherectomy catheters for treatment of blockages with laser imagery in both the coronary and peripheral arteries, the AngioSculpt scoring balloon used to mechanically push a blockage aside in both peripheral and coronary arteries; and then the AngioSculptX scoring balloon which is the only drug-coated scoring balloon in the market; and then of course the Stellarex drug-coated balloon which treats common to complex lesions while inhibiting the recurrence of these blockages. All of these market segments exhibit high growth rates.

Royal Philips Conference Call	Wednesday, 28th June 2017

Spectranetics enables entry into rapidly growing drug coated balloon (DCB) market

Now, let us talk a bit more about Stellarex on slide 6. The Stellarex drug-coated balloon is a key growth driver in the Spectranetics portfolio with an expected CAGR of over 20%, reaching over $1 billion in market value, the drug-coated balloon market is one of the fastest growing segments in the peripheral vascular procedures. Stellarex is an innovative technology targeting an underserved need in this fast-growing market. Above-the-knee drug-coated balloons are already becoming the standard of care. For below-the-knee, there is a high unmet need and we expect future drug-coated balloon use and application expansion.

Top-tier outcomes in the most complex patient population studied in the drug-coated balloon IDE trials indicate that the Spectranetics Stellarex has excellent clinical performance with proven results in complex disease treatment. We are exceptionally pleased with Stellarex’s clinical performance, and we are optimistic about its utility and promise relative to the competition. Stellarex is already CE-marked since January 2015 and is currently under review by the FDA for pre-market approval in the United States, which is expected for in the second half of 2017.

Philips Image-Guided Therapy and Spectranetics

Taking a holistic view on our combined device portfolio, which is depicted on slide 7, Spectranetics will further expand and strengthen Philips Image-Guided Therapy business, accelerating our strategic expansion into therapy devices. Philips has a leadership position in the more than €6 billion image-guided therapy market with a unique portfolio of interventional imaging systems, devices, planning and navigation software and services, serving a large global customer base and supported by a global network of leading clinical partners. Existing Philips IGT devices, mainly consisting of leadership positions in Intravascular Ultrasound and functional measurement and atherectomy devices will, together with the Spectranetics portfolio, build a complementary and synergistic device portfolio.

High synergy

Summarising on slide 8, as a result, the combined Spectranetics and Philips Image-Guided Therapy devices business, Philips Volcano, is expected to grow by strong double-digit growth, to approximately €1 billion Euro by 2020. This transaction is expected to be accretive to Philips’ adjusted EBITA and adjusted earnings per share by 2018, mainly driven by channel synergies and overhead reductions with limited integration complexity. ROIC is expected to be accretive to our weighted average cost of capital in five years.

To give more colour, for 2018 Spectranetics, standalone revenue growth is expected to be double-digit and adjusted EBITA to be positive. Overall, supporting the Image-Guided Therapy Business Group, mid-term targets over high single-digit comparable sales growth and high teens adjusted EBITA margin.

Update on capital allocation strategy

In a separate press release this morning, we laid out the next steps in executing on our capital allocation strategy. The strategy aims for a balanced mix of investments in organic and inorganic growth opportunities, actions to drive balance sheet efficiency and returns to shareholders. The updates following the announcements today are visible on slide 9.

Royal Philips Conference Call	Wednesday, 28th June 2017

Additional to the Spectranetics acquisition, we announced today a share buyback programme for an amount of €1.5 billion. This will more than offset the share dilution in connection with Philips’ long-term incentive programmes and dividend in shares. Philips plans to start the programme in the third quarter of 2017 and complete it in two years.

As part of our pension de-risking strategy, we plan to make a contribution of $250 million to our US pension fund in the third quarter of 2017, and this, in order to reduce its deficit, which will further reduce Philips’ interest cost going forward. Connected to the announcements today, we will optimise our balance sheet efficiency through raising of new debt in the second half of 2017. Furthermore, I am very pleased to inform you that we expect to complete the Lumileds transaction this week in line with the earlier guidance.

Key takeaways

Ladies and gentlemen, to wrap it up, Spectranetics complements Philips’ IGT business, strengthening its position in high-growth segments in an over €6 billion market. The Stellarex, we have a breakthrough drug-coated balloon product that gives us access in that rapidly growing market. Significant synergies foreseen with IGT devices is expected to reach €1 billion revenue by 2020 and becoming accretive to adjusted EBITA and adjusted EPS from 2018 onwards. We are delivering on our balanced capital allocation strategy as elucidated back in the Capital Markets Day last year.

We would also like to use this opportunity to welcome all the employees of Spectranetics to Philips and together, we will ensure the best possible future on our great journey to grow our leadership in image-guided therapy.

Q&A

Patrick Wood (Citi): Thank you very much for taking my questions. The first one and main one would be if I look at Spectranetics over the three to four-year time horizon as you guys outlined, obviously you said the IGT devices business is gunning for a high teens margin, how should we expect the balance between Spectranetics and Volcano within that? Are we looking at a similar sort of margin profile between those two businesses?

Frans van Houten: The gross margins of Spectranetics are very healthy and north of 70%. The Volcano margins are slightly below that, but are also rapidly increasing thanks to the productivity gains that Philips is applying to it in terms of manufacturing and procurement. Overall, we believe that the Philips IGT devices business will enjoy these very healthy high gross margins.

Spectranetics, obviously, has a fairly high cost base which is why despite these high gross margins, they were loss-giving. As we take them off the public market, we will be able to reduce their overhead costs, very much like what we did with Volcano. As we drive channel synergies and geographic expansion, we believe that further productivity improvements will come underpinning, let us say, the operating results as indicated.

Patrick Wood: That is very helpful. It sounds like the two margins are relatively close at least to one another long term, generally. I guess, as a follow-up, would it be possible for you guys to confirm the revenue contribution of Volcano in 2016? The reason I ask is because in order to make contextual sense of the 1 billion IGT devices target, it is quite helpful for us to therefore understand how much of that may be contributed by Spectranetics and how much may be contributed by Volcano.

Royal Philips Conference Call	Wednesday, 28th June 2017

Abhijit Bhattacharya: Patrick, it is about 400 million. We have said it is about 20% of 1.9 billion.

Andreas Willi (JP Morgan): Yes. Good morning, gentlemen. My question is on Stellarex n terms of the FDA approval and visibility you have on that in terms of timing of the deal and how the deal metrics, in terms of value creation for Philips, look for you in case that would not get approved or would not have the successful rollout that is currently expected by analysts covering the company.

Frans van Houten: We believe that the process of obtaining the FDA approval is progressing very well. We believe that the clinical evidence also for severe calcified lesions looks very good. As said in my little introductory speech, we expect the FDA approval imminently in the third quarter. We have high confidence that this will come through in a very good way and that we get this over the finish line in a very positive sense.

Andreas Willi: The follow-up, you said you plan to issue some debt as part of the financing and the balance sheet structure you are looking for. What is your message in terms of acquisitions you may do in the coming quarters or years in terms of the debt you are raising, because with the Lumileds closure which you expect shortly and then you have said you will continue to sell down Lighting, you get in more than enough cash to obviously pay for this acquisition and have some room.

Should we read into your target to raise debt that you also plan to make other acquisitions of a similar size or further pension contributions? Maybe on the pension contribution, is the deficit coming down by the $250 million or by a smaller amount than you contribute? Thank you.

Frans van Houten: I will hand it to Abhijit in a moment, but I would like to remind everybody in the call that when we talk about a balanced capital allocation strategy, that is what we do, right? We are quite disciplined. We have done a number of bolt-ons. Some of these bolt-ons are in the order of magnitude of 100 million and others are even smaller, and then the Spectranetics acquisition is, relatively speaking, on the larger size. I think this suits us well, this kind of scale and size. It is likely that we will continue in the same disciplined fashion in the future, maintaining a balanced capital allocation.

Now, to the debt and maybe the pension fund, Abhijit?

Abhijit Bhattacharya: Yes. Hi, Andreas. On the leverage, we have said we will be between 1 to 1.5 times net debt-to-EBITA, and I think we will be in that range. We are not going to raise more debt than we require at this point of time. We are not going to be sitting on a large pile of cash.

Regarding the pension contribution, yeah, the 250 will reduce the deficit by that amount, so that is simply a one-on-one you can take.

Veronica Dubajova (Goldman Sachs): Good morning, gentlemen and thank you for taking my question. Can you confirm when would you expect Spectranetics to be EBITA margin accretive? Is it also in 2018 or is that at a later date?

Royal Philips Conference Call	Wednesday, 28th June 2017

Frans van Houten: The acquisition is expected to be adjusted EBITA accretive in 2018.

Veronica Dubajova: I was kind of asking about the adjusted EBITA margin, so I am asking whether it is in 2018, where the margin is? Is it in line with the group, below the group, ahead of the group, and then presumably overtime your expectation would be that the business is more profitable than the group so when is that point?

Frans van Houten: As we have said, it will be accretive to the group next year so it will be above the group margins next year and then going further, of course, it will be significantly higher, giving them a positive impact on the overall margins for the group.

Veronica Dubajova: Terrific, thank you. I just wanted to clarify that because obviously there is accretive to EBITA and then there is accretive to margin.

Frans van Houten: Yes. It is accretive in margin.

Veronica Dubajova: Perfect. Thank you. That is great.

Then my second question, Frans, is a bigger-picture question. In the past you have talked about larger acquisitions being around that €1 billion watermark. We have obviously gone a little bit bigger here. Was this a unique one-off opportunity or are you feeling a little bit more comfortable with doing slightly bigger transactions going forward?

Frans van Houten: Veronica, I have said we can use Volcano as a proxy. I have not attached the label ‘large’ to it. It is, of course, sizable but it is not large per se.

Veronica Dubajova: Okay.

Frans van Houten: Philips is performing on a very good performance path and I would still consider the Spectranetics acquisition to be in the league of Volcano, which if I can remind you was €1.2 billion in size as an acquisition. Furthermore, when I use it as a proxy, it fits our strategy. It is not a wild adjacency wherever you are not present. We see immediate synergies, so the word proxy was not used from a size point of view but also from the kind of the nature of the acquisition. I feel very comfortable at our ability to repeat what we did with Volcano, drive a smooth integration, really make all the talent at Spectranetics comfortable. We expect a very good response from our customers and we will be able to drive revenue and productivity synergies at the same time.

Veronica Dubajova: That is very clear.

Ben Uglow (Morgan Stanley): First of all, just on the margins within Spectranetics. Frans, can you give us a sense of why the margins of the operating level are where they are? When I look at the SG&A, is there something unusual about the way the company sells its products? It has 60% SG&A cost at the moment. How do we get that down and are you planning to combine the sales force here with that of Volcano? That was question number one.

My question number two, if I look at the valuation, we paid roughly three times EBITA sales for Volcano. If I look at AngioSculpt which Spectranetics bought a couple of years ago, they paid 4.2 times EBITA sales and now, effectively, we are paying 6.7 times EBITA sales here. How have you thought strategically about the valuation? What is so special that we need to go this high on the price paid?

Frans van Houten: Thank you. The cost that Spectranetics have are to a degree elevated, given all the work that is done on the Stellarex drug coated balloon approval process and

Royal Philips Conference Call	Wednesday, 28th June 2017

launch preparation, and we believe that productivity there can quickly enhance. Furthermore, as we take this company off the market, we expect to be able to continually reduce overhead cost as those roles are no longer necessary. In a way it is a repeat of what we did with Volcano.

Furthermore, there are channel synergies between the Volcano product range, call points and the Spectranetics organisation. Furthermore, Spectranetics is growing at a high pace. In fact, that was not the case when we acquired Volcano and we had to work on that. Here, the starting base is already high and therefore the ratios of cost over revenue will quickly improve as we generate sales productivity and channel synergies also towards the markets outside of the United States. Spectranetics is highly dominant in the United States versus other markets, and we believe that the Philips channel franchise can really accelerate growth and accelerate growth beyond the current rate in the near term and probably even starting at the latter part of this year.

The valuation is a reflection of the potential that this company has. We are paying 27% over the share price. That is a reasonable premium. Nevertheless, we are highly conscious of the fact that this is a high price which we believe we can quickly monetise given, let us say, our plan to be growth-adjusted EBITA and adjusted-EPS accretive already next year so the time to value realisation is relatively short and therefore it is not a high-risk, highly complex transaction. Within Philips, this company, will come to its full fruition.

Ben Uglow: One very quick follow-up. Just on the Spectranetics management, are they all being fully retained and how long are they locked in for?

Frans van Houten: They are not all going to be retained but they are all going to contribute to the transition process and there is a great relationship, and maybe that is a good moment to give Bert van Meurs, who is our leader in Image-Guided Therapy, to give some colour because he is onsite even though it is still in the middle of the night. Bert, why not share some of your experiences with this fantastic talent that Spectranetics has?

Bert van Meurs: Absolutely, if you look at the management team, we have already built a very good relation and a very strong collaboration and also there is a very strong endorsements from the management of Spectranetics for this acquisition and getting together with Philips. We, of course, will retain key talents, also a number of key people in the management team, and that will be discussions that will be ongoing right now, but it will not be all the members of the management team. Next to that, there are major capabilities, clinical capabilities, commercial capabilities that, of course, we want to retain as part of this acquisition.

James Moore (Redburn): I wonder if you could perhaps walk your owners through the key assumptions behind your ROIC-WACC in year five, because I really cannot see how you get there. So to explain what I am thinking, if the EV is 1.9 billion, an 8% WACC hurdle needs a 150 of NOPLAT. That is about $250 million EBITA pre-tax, so if it is 20% margin in year five, you need 1.25 billion of revenues which is a quadruple. If it is a 30% margin, you still need roughly triple. Can you help us a bit more on the year-five margin? Is it that it is above 30% or is it that you do have very significant organic sales growth? If so, could you help us with what the sales synergies are within that versus what they do standalone? I cannot understand the maths.

Royal Philips Conference Call	Wednesday, 28th June 2017

Frans van Houten: I will keep it simple, James. It is a couple of things. The growth one, I already talked to you about. We expect strong double-digit growth.

James Moore: What is that, 20, 40, 50?

Frans van Houten: They are not going to give guidance now five years out on that level of specificity, but it is going to be in the teens, towards the high-teens. The margins will be above the 30. That is probably where your model is still a question mark for you. The margins will be high because it is a high-growth margin business. The cost synergies, when they kick in together with the high growth, will give us a lot of EBITA from this business going forward.

James Moore: Secondly, on the buy back, can you say how much of the 1.5 billion is needed to offset the LTIP and how much it is incremental, please?

Frans van Houten: The LTIP is a low amount. It is about 100 million a year. Then the scrip dividend is around 300 million, depending on, of course, the choice that is made in the coming years. Roughly, it would be about 400 million and we would do much more than that. Close to double.

David Vos (Barclays): Just following on what James was asking about just now, if I look at the chart on page eight and a combined target of over €1 billion of revenues, it occurs to me that the Spectranetics revenue of about 450 million is about the same as what they said on a standalone basis not so long ago at a presentation made at another broker. If I then compare the IGT devices, so your legacy business, with the 400 million that you just mentioned that they did in 2016, it would occur that that is roughly in line with the mid-teens growth that you are already seeing at that business. The question then becomes, where are those synergies in that combined €1 billion revenue target or should they come on top of that?

Frans van Houten: Very good quick analysis, David. I think we should give you the comfort that the 1 billion is certainly achievable. Hopefully, more. Certainly more safeguarded and secured than maybe Spectranetics would have had in their standalone case. I feel confident about our ability to achieve this target. It is early days. Let us not race to 1 billion now. Bert, you are listening, right? We can always do more. That was hypothetical, Bert. You do not need to answer that.

David Vos: Okay. That is clear, Frans.

Frans van Houten: Look, guys, we feel confident about our plan. I do not think we should, at this moment, speculate beyond the €1 billion. I think what we wanted to convey, David, is that we feel that this is a very achievable target. This target will then deliver the financial metrics that we have identified, which also Ahbijit just elucidated. The puzzle pieces are all nicely coming together, right? I think that is the key message to come across. We see that also the doctors would like the validation from the image-guided systems that the therapies are working. That is what you get by the integration of the device business, with the systems and software business. It is a very attractive proposition.

David Vos: Just to wrap up the point there on the Stellarex approval that is yet to be obtained. Is the forecast sales of that already included in the chart on page eight or is that also over and above what we are looking at?

Frans van Houten: That is included.

Royal Philips Conference Call	Wednesday, 28th June 2017

David Vos: That is included. Okay, thank you very much.

Danny van Doesburg (APG): I have a question on the competitive landscape in this arena. I also read that the Boston Scientific is quite active here, and also that the company itself gave a sort of forecast in 2015, being that this market would be roughly 150 million additional. Is that still the case? A bit of colour there, please.

Bert van Meurs: Certainly, Boston Scientific is active in this space. However, if you look at the position of Spectranetics and now also with Philips combined in the dedicated market segment of peripheral artery disease, there, we will have a very strong position. Also with the Stellarex drug-coated balloon, they are in a strong competitive position against Boston. We believe we will be highly competitive in the dedicated area of peripheral artery disease. Moreover, in the unique position because we are combining more an integrated solution with our imaging solutions as well.

Frans van Houten: Danny, today, the only drug-coated balloons that are in the market are from Medtronic and Bard. Then our, let us say the Spectranetics one is pending FDA approval and Boston still needs to come out.

Danny van Doesburg: Maybe, as I asked the guidance of the company itself in 2015, being that Stellarex actively targeting the market of roughly 150 million, is that on a specific application below knee or is it much bigger?

Bert van Meurs: That is specifically for the current market, of course, Spectranetics is already active because Stellarex is CE labelled for Europe. It is actually commercially available in Europe. This PMA approval from FDA boosts and open up the market for the US. That is for an above-the-knee application. If then later also there will be a below-the-knee application for the US, then that market would even be much bigger. The total market, if you look at the competition, also is projecting there, is expected to grow significantly over the coming years. Some expectation there is that this market can grow to 1 billion by 2021.

Frans van Houten: To wrap it up, Danny and everybody, on this question, more and more of these medical procedures will move from placing a stent towards doing a treatment with a drug-coated balloon, thereby leaving nothing in the body. The Stellarex drug-coated balloon has breakthrough performance as clinical studies show that even for highly-calcified lesions, it can be applicable. We believe that the Stellarex is a better product than competition and that it has better clinical performance. That is what I think, together, we are going to demonstrate over the coming months.

I highly appreciated everybody who has been joining this call. I can imagine that later still, questions will pop up; we will make ourselves available, of course, to talk to you. In the meantime, this is a very good day for us where we make yet another step in complementing our image-guided therapy portfolio and we demonstrate the discipline towards our stated capital-allocation strategy as illustrated at the Capital Markets Day, and we are delivering on that.

With that, ladies and gentlemen, thank you very much for attending. Have a great day.

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Additional Information This communication relates to a tender offer (the “Offer”) that has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of The Spectranetics Corporation (“Spectranetics”) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Spectranetics. The offer to purchase shares of Spectranetics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by HealthTech Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Spectranetics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the Offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Spectranetics, including without limitation with respect to its business, the proposed Offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the Offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases, or by statements that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iii) uncertainties as to the timing of the Offer and merger; (iv) uncertainties as to how many of Spectranetics’ stockholders will tender their stock in the Offer; (v) the possibility that competing offers will be made; (vi) the failure to complete the Offer or the merger in the timeframe expected by the parties or at all; (vii) the outcome of legal proceedings that may be instituted against Spectranetics and/or others relating to the Transactions; (viii) the risk that the Transactions disrupt current plans and operations of Spectranetics and affect its ability to maintain relationships with employees, customers or suppliers; (ix) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spectranetics’ operations into those of Philips; (x) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xi) domestic and global economic and business conditions; (xii) regulatory developments affecting Philips’ and or Spectranetics’ actual or proposed products or technologies; (xiii) political, economic and other developments in countries where Philips operates; (xiv) unpredictability and severity of catastrophic events; (xv) industry consolidation and competition; and (xvi) other risk factors described in Spectranetics’ Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Any forward-looking statements in this communication are based upon information known to Philips on the date of this communication. Neither Philips undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.